SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature	3

Clarification Announcement dated June 6, 2006	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 8, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Clarification Announcement

On June 6, 2006, Oriental Morning Post in the People’s Republic of China published an article titled “China Petroleum & Chemical Corporation Proposes to Acquire A Shares of Sinopec Shanghai Petrochemical Company Limited for RMB5.7 Billion”

The Company has made inquiries with Sinopec Corp. regarding the article. The Company received confirmations from Sinopec Corp. that Sinopec Corp. does not currently have any plan or terms (including that on pricing and time table) to acquire A shares or H shares of the Company. The content as described in the Article is unfounded and constitutes serious inaccurate reporting.

The Company would like to remind investors that all price and trading volume-sensitive information about the Company will be distributed by way of announcements published in China Securities Journal, Shanghai Securities News, Hong Kong’s South China Morning Post and Hong Kong Commercial Daily. Investors are reminded to exercise caution when trading shares of the Company.

Pursuant to the request of the Company, trading of the shares of the Company was suspended at 10:49 a.m. on 6 June, 2006, pending this announcement. The Company has made an application with The Stock Exchange of Hong Kong Limited for the resumption of trading of the shares of the Company at 9:30 a.m. on 7 June, 2006.

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all of the members of the board of directors (the “Board”) warrant the authenticity, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for the false or misleading statements in or material omissions from this announcement.

On June 6, 2006, Oriental Morning Post in the People’s Republic of China published an article titled “China Petroleum & Chemical Corporation Proposes to Acquire A Shares of Sinopec Shanghai Petrochemical Company Limited for RMB5.7 Billion” (the “Article”). The Article stated that China Petroleum & Chemical Corporation (“Sinopec Corp.”) proposes to acquire all A shares of the Company with a price ranging from RMB7.8 to RMB8 per share. The Article was also reported through other media channels including Sina.com and www.p5w.net.

The Company has made inquiries with Sinopec Corp. regarding the Article. The Company received confirmations from Sinopec Corp. that Sinopec Corp. does not currently have any plan or terms (including that on pricing and time table) to acquire A shares or H shares of the Company. The content as described in the Article is unfounded and constitutes serious inaccurate reporting. The Company condemns such inaccurate reporting and reserves its rights to pursue claims against Oriental Morning Post for any damage the Company suffers as a result of the false reporting and its infringement upon the Company’s rights.

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The Company has noted today’s unusual increases in the trading volume and price of the H shares of the Company. The Company confirms that there are no negotiations or agreements relating to any intended acquisition or realization which are discloseable under rule 13.23 of the Listing Rules, neither is the board of directors of the Company aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price and trading volume-sensitive nature.

The Company would like to remind investors that all price and trading volume-sensitive information about the Company will be distributed by way of announcements published in China Securities Journal, Shanghai Securities News, Hong Kong’s South China Morning Post and Hong Kong Commercial Daily. Investors are reminded to exercise caution when trading shares of the Company.

Pursuant to the request of the Company, trading of the shares of the Company was suspended at 10:49 a.m. on 6 June, 2006, pending this announcement. The Company has made an application with The Stock Exchange of Hong Kong Limited for the resumption of trading of the shares of the Company at 9:30 a.m. on 7 June, 2006.

By order of the Board Zhang Jingming Secretary to the Board

Shanghai, June 6, 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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